SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                    Proxy Statement Pursuant to Section 14(a)

Filed by the Registrant o

Filed by a Party other than the Registrant /X/

Check the appropriate box:

         /X/      Preliminary Proxy Statement
         / /      Confidential,  for Use of the Commission Only (as permitted by
                  Rule 14a-6(e)(2))
         / /      Definitive Proxy Statement
         / /      Definitive Additional Materials
         / /      Soliciting  Material  Pursuant  to  Section  240.14a-11(c)  or
                  Section 240.14a-12

                             PUROFLOW INCORPORATED
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                            THE FULL VALUE COMMITTEE
                             STEEL PARTNERS II, L.P.
                             WARREN G. LICHTENSTEIN
                                ROBERT FRANKFURT
                               JAMES BENENSON, JR.
                                 STEVEN WOLOSKY
--------------------------------------------------------------------------------
                   (Name of Persons(s) Filing Proxy Statement)

         Payment of Filing Fee (Check the appropriate box):

         /X/      No fee required.

         / / Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

         (1) Title of each class of securities to which transaction applies:

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         (2)      Aggregate number of securities to which transaction applies:

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         (3) Per unit price or other underlying value of transaction computed pursuant to

                  Exchange Act Rule 0-11:

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         (4)      Proposed maximum aggregate value of transaction:

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         (5)      Total fee paid:
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         / /      Fee paid previously with preliminary materials:
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       / / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1)      Amount Previously Paid:

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         (2)      Form, Schedule or Registration Statement No.:

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         (3)      Filing Party:

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         (4)      Date Filed:

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                                 PROXY STATEMENT
                                       OF
                            THE FULL VALUE COMMITTEE

                      ------------------------------------

                       1999 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                              PUROFLOW INCORPORATED
                      ------------------------------------

            PLEASE SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD

         This proxy statement (the "Proxy Statement") and the enclosed GOLD proxy card are being furnished to stockholders of Puroflow Incorporated, a Delaware corporation (the "Company") by The Full Value Committee, (the "Committee") in connection with the solicitation of proxies from the Company's stockholders to be used at the 1999 Annual Meeting of Stockholders of the Company, including any adjournments or postponements thereof and any special meeting which may be called in lieu thereof (the "Annual Meeting"), to elect the Committee's nominees, Warren G. Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky (the "Nominees") to the Company's Board of Directors (the "Company Board") . As Nominees for director, Messrs. Lichtenstein, Frankfurt, Benenson and Wolosky are also deemed to be participants in this proxy solicitation. The principal executive offices of the Company are located at 16559 Saticoy Street, Van Nuys, California 91004. This Proxy Statement and the GOLD proxy card are first being furnished to the Company's stockholders on or about May __, 1999.

         The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as April 30, 1999 (the "Record Date") and has set June 29, 1999 as the date of the Annual Meeting. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each Share (as defined herein) held on the Record Date. The Committee, along with all of the participants in this solicitation, is the beneficial owner of an aggregate of 1,336,100 Shares which represents approximately 16.5% of the Shares outstanding (based on information publicly disclosed by the Company). The Committee intends to vote such Shares for the election of the Nominees.

         THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

         The Committee is soliciting proxies for the election of the Nominees to the Company Board. According the Company's Definitive Proxy Statement on
Schedule 14A filed with the Securities and Exchange Commission on April 26, 1999 (the "Company Proxy Statement"), the Company is soliciting proxies with respect to the appointment of its auditors for the fiscal year ended January 31, 2000. The Committee expresses no opinion and makes no recommendation as to this proposal. The Committee is not aware of any other proposals to be brought before the Annual Meeting. However, should other proposals be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion.


                                    IMPORTANT

         Your vote is important, no matter how many or how few Shares you own. The Committee urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees.

         The Nominees are committed, subject to their fiduciary duty to the Company's stockholders, to giving all the Company's stockholders the opportunity to receive the maximum value for their Shares. A vote FOR the Nominees will enable you - as the owners of the Company - to send a message to the Company's Board that you are committed to maximizing the value of your Shares.

/ / If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the Committee, c/o Innisfree M&A Incorporated, in the enclosed envelope today.

/ / If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card. The Committee urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to the committee, c/o Innisfree M&A Incorporated, who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.


                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                         Call toll-free: (888) 750-5834
                Bankers and Brokers Call Collect: (212) 750-5833

                      THE PLANS OF THE FULL VALUE COMMITTEE

         The Committee was formed to solicit proxies to elect a slate of candidates to serve on the Company Board. Members of the Committee have beneficially owned shares (the "Shares") of the Company's common stock, .01 par value (the "Common Stock") since June 1998. In making their initial investment, the members of the Committee believed there were unexploited opportunities for management to increase the value of these Shares. The members of the Committee now believe that the Company's current business strategy is not the best course of action for all stockholders. For example, the Committee was dismayed by the recent actions by the Company in offering certain directors, officers and employees the opportunity to purchase 1,000,000 Shares at 75 cents per Share. Such purchases represent approximately 12% of the outstanding Shares, and the directors, officers and employees who participated were required to make an initial payment of only 20% of the purchase price, with the balance being financed by a non-recourse three-year note from the Company at a below-market interest rate. In the Committee's view, this offer was a "sweetheart" transaction, representing a breach of the Company Board's fiduciary duties at the expense of all other stockholders and should have been made to all stockholders of the Company.

         In addition, the Committee believes that the market price of the Common Stock does not reflect the underlying value of the Company and believes that the sale of the Company would be in the best interests of the Company's stockholders. The Company's stock price has been languishing at below $1.00 per Share since early 1997, and has not come close to reaching its highest trading price of approximately $2.00 per Share achieved in 1996.

         For these and other reasons, the Committee has concluded that the most attractive opportunity for increasing the value of the Company's Common Stock, on a present value basis, is through the sale of the Company. We believe stockholders should elect directors committed to pursuing the sale of the Company in a manner which will give the Company's stockholders the greatest return on their investment. In that regard, the Committee was formed to elect Warren G. Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky to the Company's Board. Upon the consummation of such actions, the Nominees will take all necessary action to pursue the sale of the Company.

         The Committee believes that the sale of the Company rather than the continued operation of the Company by current management is in the best interest of the Company's stockholders. No assurance can be given that a sale of the Company can be accomplished or would produce more favorable financial results or result in achieving full value for stockholders. The Committee has not solicited any offers from any potential acquirors of the Company, nor has it conducted an appraisal of the assets of the Company in order to determine a fair price for such a sale.


                      WHY YOU SHOULD VOTE FOR THE NOMINEES

         The Committee believes that the election of the Nominees represents the best means for the Company's stockholders to maximize the value of their Shares. As the largest stockholder of the Company, the Committee has a strong interest in the maximizing of the value of your investment.

         The Committee is committed to the prompt sale or restructuring of the Company. If elected, the Nominees are expected to take all actions, subject to their fiduciary duties to the Company's stockholders, to maximize stockholder value, either through the sale of the Company to the highest bidder and on the most favorable terms available to the Company or, alternatively, through a restructuring or recapitalization designed to accomplish these objectives. Neither the Committee (nor to its knowledge, any other person on the Committee's behalf) has made or undertaken any analyses or reports as to whether stockholder value will be maximized as a result of this solicitation or obtained reports from consultants or other outside parties as to whether the proposals presented herein would have an effect on stockholder value and no assurance can be given that the Nominees will be able to implement their plan. The Committee could, however, in the future, based upon an evaluation of the Company's operations and future plans, decide to pursue another course of action. It is not currently contemplated that any of the Nominees or any of their affiliates will participate in any transaction with the Company other than in their capacity as a stockholder, although it is possible that some or all of the Nominees or their affiliates may participate in such transactions with the Company. It is not currently contemplated that the Committee, the Nominees or any of their affiliates would receive a commission in connection with any such transaction.

         If the Nominees are elected, they have no current plans to terminate the employment of any of the Company's current officers. The Committee is not aware of any employment agreement or material agreement to which the Company is a party, the termination or terms of which would be adversely affected by the election of the Nominee or a sale of the Company.

                     THE FULL VALUE COMMITTEE AND ITS SLATE

         The Full Value Committee is composed of Warren G. Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky, and such persons shall constitute the Nominees for election to the Company Board. Additional nominees will be nominated (i) in the event that the Company purports to increase the number of its directorships to more than four, and/or (ii) in the event any of the Nominees are unable for any reason to serve as a Director. Biographical data on the Nominees is set forth below. The Committee was formed on or about April 30, 1999 to undertake this solicitation. The Committee is an unincorporated association with its office at 150 East 52nd Street, 21st Floor, New York, NY
10022. Its telephone number is (212) 813-1500. The Committee's officers are Messrs. Lichtenstein, Frankfurt, Benenson and Wolosky.

         Warren G. Lichtenstein (33) is one of the Committee's nominees for director. Mr. Lichtenstein has been the Chairman of the Board, Secretary and the Managing Member of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners II, L.P. ("Steel") since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd. ("Former General Partner"), the general partner of Steel Partners Associates, L.P. ("Associates"), which was the general partner of Steel since 1993 and prior to January 1, 1996. For information regarding Steel and Steel LLC, see below under "Participant Information". Mr. Lichtenstein was the acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership formed to invest in risk arbitrage, special situations and undervalued companies, from 1988 to 1990. Mr. Lichtenstein is a director of the following publicly held companies: Gateway Industries, Inc., Rose's Holdings, Inc., PLM International, Inc. and Saratoga Beverage Group, Inc. Mr. Lichtenstein also served as Chairman of the Board of Aydin Corporation from October 5, 1998 until its sale to L-3 Communications Corporation ("L-3") in April 1999 at a price of $13.50 per share, which represents a premium of approximately 39% over the reported closing price of $9.69 per share the day preceding the announced transaction with L-3. As of the Record Date, Mr. Lichtenstein beneficially owned 1,336,100 Shares of the
Common Stock of the Company, all of which were owned by Steel. The business address of Mr. Lichtenstein is 150 E. 52nd Street, 21st Floor, New York, New York 10022. For information regarding Mr. Lichtenstein's purchases and sales of Shares of the Common Stock of the Company during the past two years, see
Schedule I.

         In late 1995, Steel commenced a proxy solicitation to replace the incumbent directors of Medical Imaging Centers of America, Inc. ("MICA"). Thereafter, MICA initiated an action against Steel, Warren Lichtenstein, and others in the United States District Court for the Southern District of California, Medical Imaging Centers of America, Inc. v. Lichtenstein, et al, Case No. 96-0039B. On February 29, 1996, the Court issued an Order granting, in part, MICA's motion for a preliminary injunction on the grounds that plaintiff had demonstrated a probability of success on the merits of its assertion that defendants had violated Section 13 of the Securities Exchange Act of 1934. Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's annual meeting of shareholders, except pursuant to a formula under which they would be voted in the same proportion as other votes cast at the meeting. The Court declined to adjourn the annual meeting of shareholders. At the meeting, Steel received sufficient votes to elect its nominees to the Board of MICA, after giving effect to the Court's preliminary injunction. The parties thereafter settled their differences pursuant to an agreement under which MICA agreed to initiate an auction process which, if not concluded within a certain time period, would end and thereafter the designees of Steel would assume control of the Board of MICA. MICA was ultimately sold for $11.75 per share, as contrasted with the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel's proxy solicitation.

         Robert Frankfurt (33) is one of the nominees for director. Mr. Frankfurt joined the Former General Partner in 1995 and became a non-managing member of Steel L.L.C. in 1996. Mr. Frankfurt concurrently served as President of MDM Technologies during 1997 and 1998. As of the date hereof Mr. Frankfurt does not beneficially own any Shares of the Common Stock of the Company. Mr. Frankfurt has not purchased or sold any Shares of Common Stock of the Company in the past two years. The business address of Mr. Frankfurt is 150 East 52nd Street, 21st Floor, New York, NY 10022.

         James Benenson, Jr. (63) is one of the nominees for director. Mr. Benenson has been the Chairman of the Board of Vesper Corporation since 1979 and Chairman of the Board of Arrowhead Holdings Corporation since 1983. Prior to such time, Mr. Benenson served in various capacities with F. Eberstadt & Co., Walker, Hart & Co. and James Benenson & Co. As of the date hereof Mr. Benenson does not beneficially own Shares of the Common Stock of the Company. Mr. Benenson has not purchased or sold any Shares of Common Stock of the Company in the past two years. The business address of Mr. Benenson is 8223 Brecksville Road, Brecksville Ohio 44141.

         Steven Wolosky (43) is one of the nominees for director. For more than the past five years, Mr. Wolosky has been a partner of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to Steel Partners. Mr. Wolosky is also Assistant Secretary of WHX Corporation, a NYSE listed company and a director of Uniflex, Inc., an AMEX listed company. As of the date hereof, Mr. Wolosky did not beneficially own any Shares of the Common Stock of the Company. Mr. Wolosky has not purchased or sold any Shares of the Common Stock of the Company in the past two years. The business address of Mr. Wolosky is 505 Park Avenue, New York, New York 10022.

         For further information concerning the plans of the Full Value Committee and the Nominees, see "The Plans of the Full Value Committee."

         The Full Value Committee, together, beneficially owned 1,336,100 Shares of Common Stock as of the Record Date, representing 16.5% of the issued and outstanding Shares of Common Stock.

         Each of the Nominees has consented to serve as a director and, if elected, intends to discharge his duties as director of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. By executing a GOLD proxy Card, each stockholder will revoke any prior consent and will not be voting his or her Shares for the nominees of the Company.

         The Nominees will not receive any compensation from the Committee for their services as a Director of the Company. The Committee has agreed to indemnify the Nominees against any costs, expenses and other liabilities associated with their nomination and the election contest. The Nominees have executed written consents agreeing to be a nominee for election as a Director of the Company and to serve as a Director if so elected. None of the Nominees have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years. Directors who are not employees of the Company or its subsidiary receive an annual retainer of $2,560, payable in quarterly installments, and a fee of $300 for participation in meetings of the Company Board held by means of conference telephone and for participation in certain meetings of committees of the Company Board.

         Except as provided for under "Legal Proceedings" herein, none of the Nominees is adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

         The Committee does not expect that the Nominees will be unable to stand for election but, in the event that any of the Nominees are unable to do so, the Shares represented by the enclosed GOLD proxy card will be voted for the remaining Nominees. In addition, the Committee reserves the right to nominate substitute or additional persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees.

         YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

                           VOTING AND PROXY PROCEDURES

         Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, the Committee believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting are the Shares. According to publicly available information as of March 31, 1999, there were 8,100,321 Shares issued and outstanding.

         Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting. Election of the Nominees requires the affirmative vote of a plurality of the Shares represented and entitled to vote at the Annual Meeting. Shares for which proxies are marked "abstain" will be treated as Shares present for purposes of determining the presence of a quorum on all matters. Proxies relating to "street name" Shares that are voted by brokers only on some of the proposals will nevertheless be treated as present for purposes of determining the presence of a quorum on all matters but will not be entitled to vote on any proposal which the broker does not have discretionary voting power and has not received instructions from the beneficial owner ("broker non-votes"). Directors are elected by a plurality and the nominees who receive the most votes will be elected. Abstentions and broker non-votes will not be taken into account in determining the outcome of the election.

         Stockholders of the Company may revoke their proxies at any time prior to its exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Committee in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Proxy Statement or to the Company at 16559 Saticoy Street, Van Nuys, California 91406 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, the Committee requests that either the original or photostatic copies of all revocations be mailed to the Committee in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Proxy Statement so that Committee will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

         IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE COMPANY BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

         The solicitation of proxies pursuant to this Proxy Statement is being made by the Committee. Proxies may be solicited by mail, facsimile, telephone, telegraph, in person and by advertisements. Solicitations may be made by certain officers, employees or affiliates of the Committee, none of whom will receive additional compensation for such solicitation.

         The Committee has retained Innisfree M&A Incorporated for solicitation and advisory services in connection with this solicitation, for which Innisfree M&A Incorporated will receive a fee not to exceed $25,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.
Innisfree M&A Incorporated will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Committee has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. The Committee will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Innisfree M&A Incorporated will employ approximately 50 persons to solicit the Company's stockholders for the Annual Meeting.

         The entire expense of soliciting proxies is being borne by the Committee. If the Nominees are elected to the Company Board, the Committee intends to seek reimbursement of the costs of this solicitation from the Company. Unless otherwise required by law, the Committee does not currently intend to submit the question of reimbursement of the costs of this solicitation to a stockholder vote. Costs of this solicitation of proxies are currently estimated to be approximately $100,000. The Committee estimates that through the date hereof, its expenses in connection with this solicitation are approximately $15,000.

                             PARTICIPANT INFORMATION

         Mr. Lichtenstein beneficially owns 1,336,100 Shares of Common Stock. None of Messrs. Frankfurt, Benenson or Wolosky beneficially owns any Shares of Common Stock. The Committee is deemed to beneficially own 1,336,100 Shares of Common Stock representing 16.5% of the Shares outstanding. No participant owns any securities other than Shares of Common Stock and no participant owns any such Shares of record but not beneficially.

         The general partner of Steel is Steel LLC, a Delaware limited liability company. The principal business of Steel is investing in the securities of micro-cap companies. The principal business address of Steel and Steel LLC is 150 East 52nd Street, 21st Floor, New York, New York 10022. Warren G. Lichtenstein is Chairman of the Board, Secretary and the Managing Member of Steel LLC. As of the Record Date, Steel was the beneficial owner of 1,336,100 Shares of the Common Stock of the Company. Steel LLC does not beneficially own any Shares of the Common Stock of the Company on the Record Date, except by virtue of their role in Steel. For information regarding Steel's purchases and sales of Shares of the Common Stock of the Company during the past two years, see Schedule I.

         The Company Board has a single class of directors. At each annual meeting of Stockholders, the directors are elected to a one-year term. The Nominees proposed by the Committee, if elected, would serve as directors for the term expiring in 2000 or until the due election and qualification of their successors.

                                LEGAL PROCEEDINGS

         On May 3, 1999, Steel filed a complaint in the United States District Court, District of Delaware, naming the Company, Michael H. Figoff, Reuben M. Siwek, Tracy Kent Pugmire and Robert A. Smith as defendants. The complaint alleges that the defendants have violated Sections 13(d) and 14(a) of the Securities Exchange Act of 1934, as amended. The complaint states that the defendants are using false and misleading material in the proxy statement disseminated to stockholders of the Company by means of the filing of definitive proxy materials with the Securities and Exchange Commission on or about April 26, 1999, in connection with the Company's solicitation of proxies for its 1999 annual meeting. According to the proxy statement, such proxy statement is anticipated to be mailed to stockholders on or about June 1, 1999. The complaint also states that the individual defendants have formed an undisclosed group which beneficially owns approximately 14% of the Shares of Common Stock but have failed to file a Schedule 13D disclosing the formation of such group. In addition, the complaint states that one million shares of the Company were acquired by the individual defendants and those working with them pursuant to a stock issuance which was without proper corporate purpose and designed to entrench management. Steel has requested, among other things, that a declaration be made that the proxy statement of the Company is false and misleading, that the individual defendants be directed to file a complete and truthful Schedule 13D, and that the defendants be enjoined from voting proxies received pursuant to their misleading solicitation and the one million shares obtained through self-dealing.

           CERTAIN TRANSACTIONS BETWEEN THE COMMITTEE AND THE COMPANY

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Committee or any of the other participants in this solicitation, or any of their respective associates: (i) directly or indirectly beneficially owns any Shares or any securities of the Company; (ii) has had any relationship with the Company in any capacity other than as a stockholder, or is or has been a party to any transactions, or series of similar transactions, since January 1, 1998 with respect to any Shares of the Company; or (iii) knows of any transactions since January 1, 1998, currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest. In addition, other than as set forth herein, there are no contracts, arrangements or understandings entered into by the Committee or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         Except as set forth in this Proxy Statement (including the Schedules hereto), neither the Committee nor any of the other participants in this solicitation, or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

         According to the Company Proxy Statement, the Company is soliciting proxies with respect to the appointment of the Company's auditors for the fiscal year ended January 31, 2000. Please refer to the Company Proxy Statement for a detailed description of this proposal. The Committee expresses no opinion and makes no recommendation on this proposal. The accompanying GOLD proxy card will be voted in accordance with your instructions on such card. You may vote for approval of the proposal, vote against such proposal or abstain from voting on such proposal by marking the proper box on the GOLD proxy card. If no marking is made, you will be deemed to have given a direction to abstain from voting the Shares represented by the GOLD proxy card with respect to the approval of this proposal.

         The Committee is unaware of any other matters to be considered at the Annual Meeting. However, the Committee has notified the Company of its intention to bring before the Annual Meeting such proposals as it believes to be appropriate. Should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

         The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. To date, the Committee has not had access to the books and records of the Company.

                  STOCKHOLDER PROPOSALS FOR 1999 ANNUAL MEETING

          The Company's Definitive Proxy Statement set March 1, 2000 as the deadline by which proposals of the Company's stockholders that are intended to be presented by such stockholders at the Annual Meeting were to be received by the Company in order to be considered for inclusion in the proxy statement and form of proxy relating to the Annual Meeting.

                                     THE FULL VALUE COMMITTEE

                                     May__, 1999

                Transactions in the Shares for the Last Two Years


      Shares of Common Stock         Price Per               Date of
             Purchased                 Share                 Purchase
             ---------                 -----                 --------

                            STEEL PARTNERS II, L.P.
               29,100                 .75140                   June 8, 1998
               10,000                 .75000                   June 15, 1998
               17,500                 .77071                   June 19, 1998
               30,000                 .80125                   June 23, 1998
               20,000                 .80125                   June 24, 1998
               15,000                 .80000                   July 2, 1998
                5,000                 .80125                   July 6, 1998
               10,000                 .83250                   July 9, 1998
               20,000                 .82250                   July 13, 1998
               20,000                 .82000                   July 14, 1998
               75,000                 .83167                   July 16, 1998
               28,000                 .83089                   July 27, 1998
              565,000                 .86000                   July 27, 1998
                2,500                 .70750                 October 23, 1998
               20,500                 .75781                 October 27, 1998
               10,000                 .77000                 October 28, 1998
               20,000                 .77000                 October 29, 1998
                5,000                 .77000                 October 30, 1998
               50,000                 .77000                 November 4, 1998
               10,000                 .77000                 November 13, 1998
               10,000                 .80000                 December 31, 1988
               10,000                 .80125                  January 6, 1999
               27,500                 .81227                 January 21, 1999
               10,000                 .80125                 January 25, 1999
               10,000                 .85594                 January 29, 1999
               20,000                 .83250                   March 3, 1999
               20,000                 .84031                   March 5, 1999
               10,000                 .83250                   March 8, 1999

      Shares of Common Stock         Price Per               Date of
             Purchased                 Share                 Purchase
             ---------                 -----                 --------

               10,000                 .83250                  March 10, 1999
               25,000                 .83250                  March 16, 1999
               25,000                 .89500                  March 25, 1999
               12,000                 .89500                   April 7, 1999
               44,500                 .89720                   April 8, 1999
              129,500                 .90592                  April 22, 1999
               10,000                 .89500                  April 23, 1999


                             WARREN G. LICHTENSTEIN

                                     NONE(1)


                                ROBERT FRANKFURT

                                      NONE


                               JAMES BENENSON, JR.

                                      NONE

                                 STEVEN WOLOSKY

                                      NONE



--------
    (1) By virtue of his position with Steel Partners II, L.P., Mr. Lichtenstein has the power to vote and dispose of the Company's Shares owned by Steel Partners II, L.P. Accordingly, Mr. Lichtenstein is considered the beneficial owner of the Shares of the Company owned by Steel Partners II, L.P.

                                    IMPORTANT


         Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give the Committee your proxy FOR the election of the Nominees by taking three steps:


         1.       SIGNING the enclosed GOLD proxy card,


         2.       DATING the enclosed GOLD proxy card, and


         3. MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

         If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares. The Committee urges you to confirm in writing your instructions to the Committee in care of at the address provided below so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         If you have any questions or require any additional information concerning this Proxy Statement, please contact, Innisfree M&A Incorporated at the address set forth below.


                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                            NEW YORK, NEW YORK 10022
                          CALL TOLL FREE (888) 750-5834
                                       OR
                 BANKS AND BROKERS CALL (212) 750-5833 (COLLECT)

            PUROFLOW INCORPORATED 1999 ANNUAL MEETING OF STOCKHOLDERS

          THIS PROXY IS SOLICITED ON BEHALF OF THE FULL VALUE COMMITTEE

The undersigned appoints Warren G. Lichenstein and Robert Frankfurt and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Puroflow Incorporated (the "Company") which the undersigned would be entitled to vote if personally present at the 1999 Annual Meeting of Stockholders of the Company, and including at any adjournments or postponements thereof and at any special meeting called in lieu thereof, as follows:

THE FULL VALUE COMMITTEE RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES NAMED BELOW. THE COMMITTEE MAKES NO RECOMMENDATION AS TO THE PROPOSAL SET FORTH IN ITEM 2.

         1. ELECTION OF DIRECTORS: To elect the Nominees, Warren G. Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky, to the Board of Directors of the Company (the "Board");

                  FOR [ ]                   WITHHOLD AUTHORITY [ ]

         INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominees name in the space provided below.

         I withhold authority to vote for the following nominee(s):

         2. To vote for the appointment of the Auditors for the fiscal year ended January 31, 2000, subject to consummation of a contract satisfactory to the Board of Directors of the Company.

                  FOR [ ]                 AGAINST [ ]                ABSTAIN [ ]

         3. In their discretion with respect to any other matters as may properly come before the Annual Meeting.

         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed above. If no direction is indicated with respect to the above proposals, this proxy will be voted FOR the election of the Nominees and in the manner set forth in Item 3 above. If no direction is made with respect to proposal 2, this proxy will be treated as a direction to abstain from voting with respect to such proposal.

         This proxy will be valid until the sooner of one year from the date indicated below and the completion of the Annual Meeting.



DATED:  _________________________________,  1999.

 PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

 -------------------------------------------------------
(Signature)

 -------------------------------------------------------

 (Signature, if held jointly)

 -------------------------------------------------------
 (Title)

     WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.


IMPORTANT: PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED
                                    ENVELOPE!

            IF YOU NEED ASSISTANCE WITH THIS PROXY CARD, PLEASE CALL

                           INNISFREE M&A INCORPORATED
                          CALL TOLL FREE (888) 750-5834